

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

Via E-Mail
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary
Berry Petroleum Company, LLC
600 Travis, Suite 4900
Houston, Texas 77002

> **Re:** **Berry Petroleum Company, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 5, 2015**
> **File No. 1-09735**

Dear Ms. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Glossary of Terms, page ii

1.   Your definition of proved developed reserves appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definition in Rule 4-10(a)(6) of Regulation S-X.

Business, page 1

Reserve Data, page 5

2.   Please expand the tabular presentation of your proved reserves as of December 31, 2014 to include the total quantities of such reserves by product type to comply with Item 1202(a)(iii) of Regulation S-K.

3.   The 5 MMBOE of positive revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014 appears to be the net change attributable to three different and unrelated causes, e.g. "positive revisions primarily due to higher natural gas prices partially offset by negative revisions due to asset performance and the SEC five-year development limitation." Please clarify for us and expand your disclosure to quantify the net change in your proved undeveloped reserves relating to each of the separate causes identified to comply with Item 1203(b) of Regulation S-K.

Risk Factors, page 16

4.   We note your disclosure on page 20 relating to the risk that "we may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, natural gas and NGL in commercially viable quantities." In this regard, you refer to a variety of factors, including future oil, natural gas and NGL prices, which may influence your decision to proceed with drilling.

Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

5.   You also disclose that "to the extent that we do not drill these locations, e.g. your proved undeveloped reserves disclosed at December 31, 2014, within five years of initial booking, they may not continue to qualify for classification as proved reserves, and we may be required to reclassify such reserves as unproved reserves."

Please explain to us how you have taken into consideration the effect of a reduction in capital expenditures for 2015 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

6.   Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold. Refer to Item 1204(a) of Regulation S-K.

7.   Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the

Company's proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Notes to Financial Statements

Supplemental Oil and Natural Gas Data (Unaudited), page 85

Proved Oil, Natural Gas and NGL Reserves, page 87

8.   We note you have combined the net quantities of oil and natural gas liquids (NGLs) into a single aggregated figure for disclosure under FASB ASC paragraphs 932-235-50-4 and 50-5. You also refer to proved reserves of oil prepared by your independent engineering firm. In this regard, we note that Exhibit 99.1 provides the estimates of proved oil and NGLs as separate figures. Please revise the disclosure relating to your liquids reserves to clarify the individual product types and to the extent that NGLs are significant, provide separate disclosure of the net quantities of such liquids to comply with FASB ASC 932-235-50-4.

9.   We note your explanation relating to the revisions of previous estimates in your proved reserves for the periods ending December 31, 2014, 2013 and 2012 appears to be the net change attributable to two or more unrelated causes such as changes due to asset performance, prices and the SEC five-year development limitation. Please clarify for us and expand your disclosure to quantify the net change in your proved reserves relating to each of the separate causes identified to comply with FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director